SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended October, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

25 October 2011

DUDLEY SETS OUT PRIORITIES FOR STRONGER SAFER BP

●	October 2011 is turning point for operations and production
●	Company to build on strengths; increasing divestments to $45 billion; investing in projects with higher returns
●	2011 best year for upstream access for a decade; plans to double exploration
●	Downstream on track to deliver record earnings
●	Cash flow expected to grow some 50% by 2014
●	Targeting higher investment and distribution to shareholders

As BP announced its financial results for the third quarter of 2011 group chief executive Bob Dudley today set out more details on BP's future direction and strategic priorities, saying the company had reached a clear turning point. Progress made through 2011 in reshaping and focussing the company is creating a stronger and safer BP, able now to deliver both sustainable growth and higher shareholder returns.

"The past year has been unprecedented in its challenges; and BP has responded well. We have laid firm foundations for the future - in safety, in our organisation and in developing new growth opportunities," said Dudley.

"We have now reached a definite turning point. Our operations are regaining momentum and we are facing the future with great confidence. I believe we will build on our strengths to substantially grow operating cash flows, allowing us to directly increase returns to shareholders as well as invest for future growth."

3Q 2011 results
"The financial picture for BP today is very different from a year ago," said Dudley. "We are today reporting replacement cost profits for the first nine months of this year of $15.9 billion, compared to a $9.5 billion loss for the same period in 2010, which was driven by the $40 billion charges we had taken with respect to Gulf of Mexico spill related costs." The reported replacement cost profit for the third quarter of 2011 was $5.1 billion.

On an underlying basis, excluding non-operating items and fair value accounting effects, BP's replacement cost profit for the third quarter of 2011 was $5.3 billion - down 4 per cent on the same period in 2010 - with the improved environment offset by lower production and higher turnaround and maintenance activity and costs. For the first nine months of 2011, the underlying result was $16.3 billion, compared to $16.2 billion for the same period in 2010.

Operating cash flow for the third quarter of 2011 was $6.9 billion. The company announced a dividend for the quarter of 7c per share.

Turning point
Previewing a presentation today to the financial community, Dudley said that October 2011 had marked a turning point in the company's oil and gas output: "As our extended turnaround programme moves towards completion we are seeing production return, particularly from Angola, the UK North Sea and the US Gulf of Mexico, where we produce our higher-value barrels," he said.

While future divestments will impact reported output, Dudley said he is confident that underlying momentum has returned.

Focussed investment, managed portfolio
Dudley said that BP will focus its investment on the company's distinctive strengths, where it has proven capabilities and long experience. These include exploration, where the company intends to double its investment; operations in the deep water; the management of giant fields; and building gas value chains. It will also continue to develop its competitively strong downstream businesses. The company will continue to build alliances with major resource holders and apply advanced technologies to its upstream activities.

BP will also continue to actively manage its portfolio to create both focus and value. It plans to extend its current divestment programme to $45 billion, divesting a further $15 billion in assets by the end of 2013 in addition to the current programme of $30 billion. Previously announced plans to sell two US refineries and associated marketing activities are included in the extended programme.

The company will re-invest in quality, higher-growth opportunities, mainly in exploration and production, while divesting low-returning assets.

Growing cash flow
Dudley said he expects this sharper focus, together with new projects coming online in both the upstream and downstream and the completion of Gulf of Mexico Trust Fund payments, to significantly boost BP's annual operating cash flow. He said he expects cash flow to grow by around 50 per cent by 2014. This assumes a $100 per barrel of oil environment in 2014, compared to an average oil price for the first nine months of 2011 of approximately $112. Around half of the improvement would be expected to come from ending Trust Fund payments and the balance from operations.

"From 2011 through 2014 we expect to bring 17 material new upstream projects into production. The cash margins per barrel on these projects are projected to be double the average of our existing portfolio, significantly boosting our cash flow," he said.

Increasing returns
Dudley said he expected around half the projected additional cash flow to be used for increased investment in the company's project inventory and half to be available for other purposes, including increased distributions to shareholders.

"Stronger cash flow from a more focussed BP, together with increased divestment proceeds will allow us to maintain a strong balance sheet while investing in projects for future growth," he said. "It will also enable us to target higher distributions to shareholders, considering both dividends and share buybacks.

"We expect to review our 2012 distribution plans in February, adjusting them in line with the improving circumstances of the firm."

He added that BP also intended to provide more detailed financial reporting of significant downstream businesses such as lubricants and petrochemicals from 2012 onwards.

2011 progress
Dudley said he has been encouraged by the significant progress BP has already made in 2011: "These past 12 months have been our most successful for a decade in gaining new access for exploration - with 67 new exploration licences in 11 countries - and we have completed major deals to enter both Brazil and India. We have also agreed asset sales totalling $26 billion."

BP's refining and marketing businesses are on track to deliver record earnings in 2011. "We believe the focussed, high-quality nature of our downstream businesses already make them world class, generating significant profit and cash for the group," Dudley said. The segment will benefit further when the major upgrade of the Whiting refinery in the US is completed in 2013.

BP has made good progress in embedding enhanced safety and operational risk management throughout the company's operations with the introduction of the new Safety & Operational Risk organisation, Dudley said. He also highlighted the new drilling standards that have been introduced for the Gulf of Mexico and globally, that all operations were under a single Operating Management System, and that most of the 48 major upstream turnarounds were now complete.

Dudley said BP had also reshaped and simplified how it operates: "We have re-structured our upstream business into three main operating divisions, and have moved to a simpler and more centralised organisation that will drive better and more sustainable performance in safety, quality and efficiency."

Gulf of Mexico
"BP was severely tested by the Deepwater Horizon accident. It is now over a year since the well was finally sealed and we have continued to respond with a strong sense of corporate responsibility. I believe we are living up to our commitments in the Gulf; learning, applying and sharing the lessons of the accident; restructuring BP and putting safety and risk management at the absolute heart of our operations. This will further de-risk the firm," said Dudley.

During 2011 BP has settled all claims related to the Deepwater Horizon accident with Anadarko and MOEX - its co-owners in the MC252 lease - and with Weatherford and is applying the settlement payments totalling $5.1 billion to the Gulf of Mexico Trust Fund. BP's payments into the Trust Fund are now expected to be complete by the end of 2012.

BP has begun drilling rig operations once more in the US Gulf of Mexico with three deepwater rigs at work on plugging and abandonment activities and last week received approval for an exploration plan for the Kaskida field.

Concluding, Dudley said: "This past year has shown me just how much can be achieved when BP aligns and applies itself. This company has been steadied, turned around and now, this month, with high-margin assets returning onstream, we have reached a clear turning point. Our plans will concentrate our distinctive talents on high value, advantaged assets and are sustainable through our new structures, process and discipline. I am confident that this new direction is the right one for BP and for our shareholders."

- ENDS -

Notes:

●	Cautionary statement relevant to forward-looking information:

This statement contains certain forward-looking statements with respect to the operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements generally, but not always, are identified by the use of words such as "will", "expected to", "is intended to", "projected" or similar expressions. In particular, these include certain statements regarding anticipated improvements, increases, sources and timing in cash flow and margins, including generating around 50% more annually in operating cash flow by 2014 versus 2011 at US$100/bbl; divestment plans; BP's plans to focus investment on its distinct strengths, including exploration, deep water operations, the management of giant gas fields, and building gas value chains; the timing of and expectations or plans for increased investment and increased distribution to shareholders; the level of investment in exploration; the anticipated timing for completion of and final proceeds from the disposition of certain BP assets; the expected number of material new upstream projects to be brought into production; plans to increase transparency in financial reporting; expected fourth quarter and full-year 2011 earnings; the timing and quantum of contributions to and payments from the $20 billion Trust Fund and the timing for completion of the Whiting refinery upgrade. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP and other factors considered in the Q3 results presentation available at bp.com. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the factors such as: the timing of bringing new fields on stream; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; actions by regulators; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in BP's in Form 20-F, SEC File No. 1-06262, including under 'Risk Factors' and under 'Principal risks and uncertainties' in BP's Form 6K for the period ended 30 June, 2011.

●
Statement of Assumptions: The operating cash flow projection for 2014 set out above reflects our expectation that all required payments into the $20 billion Trust Fund will have been completed prior to 2014.  The projection does not reflect any cash flows relating to other liabilities, contingent liabilities, settlements or contingent assets arising from the Macondo incident which may or may not arise at that time.  As disclosed in the Stock Exchange Announcement, we are not today able to reliably estimate the amount or timing of a number of contingent liabilities

●
Cautionary Note to US investors - Certain terms in this press release and references to projections in relation to such that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosures in our Form 20-F, SEC File No. 1-06262. This form is available on our website at www.bp.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or by logging on to their website at www.sec.gov. Projections in this press release are BP projections unless otherwise stated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 25 October 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary